SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Amendment No. 6

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Bruce A. Williamson

1717 Main Street, Suite 5200

Dallas, Texas 75201

(214) 979-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Southcross Holdings GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 55,811,662 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 55,811,662 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,811,662 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.7% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC, which is owned 100% by Holdings. Southcross Holdings GP LLC (“Holdings GP”) is the non-economic general partner of Holdings. Therefore, Holdings GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 55,811,662 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 55,811,662 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,811,662 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.7% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1) Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC, which is owned 100% by Holdings. Therefore, Holdings may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Intermediary LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 55,811,662 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 55,811,662 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,811,662 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.7% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 99% by Holdings and 1% by Southcross Holdings Intermediary LLC (“Intermediary”). Intermediary is owned of record 100% by Holdings. Therefore, Intermediary may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 55,811,662 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 55,811,662 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,811,662 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.7% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Southcross Holdings LP (“Holdings”), and its 0.02% general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”). Therefore, Guarantor GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 55,811,662 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 55,811,662 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,811,662 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.7% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1) Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Therefore, Guarantor may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 55,811,662 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 55,811,662 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,811,662 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.7% (2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1) Southcross Holdings Borrower LP (“Borrower”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“Borrower GP”). Therefore, Borrower GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 55,811,662 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 55,811,662 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,811,662 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.7% (2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1) Southcross Holdings Borrower LP (“Borrower”) directly owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on August 14, 2014, as amended on May 21, 2015, February 18, 2016, April 6, 2016, May 4, 2016, and August 10, 2016 (as amended, the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”), and is being jointly filed by the Reporting Persons with respect to the Common Units, Class B Convertible Units and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”). This Amendment reports and reflects the acquisition of additional Common Units. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 2. Identity and Background

The ninth paragraph of Item 2(a) through (c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Set forth on Appendix 1 (constituting a part of this Schedule 13D) are the names, business addresses and positions of the respective executive officers and directors, as applicable, of the Reporting Persons and other persons controlling the Reporting Persons (collectively, the “Controlling Persons”).

Item 3. Source and Amount of Funds or Other Consideration

The fifth paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

On November 5, 2014, February 9, 2015, May 8, 2015, August 10, 2015, November 9, 2015, May 9, 2016, August 10, 2016 and November 14, 2016, Holdings received 256,078, 260,558, 265,118, 269,758, 274,478, 284,191, 289,165 and 294,226, respectively, Class B PIK Units from the Issuer as distributions on the Class B Convertible Units pursuant to the terms of the Partnership Agreement. Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). On February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units. The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016. As of December 29, 2016, Holdings had received a total of 2,472,875 Class B PIK Units from the Issuer as distributions on the Class B Convertible Units.

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs to the end of Item 3:

On December 29, 2016, the Issuer, Wells Fargo Bank, N.A., as administrative agent under the Revolving Credit Agreement (as defined below), and certain lenders party thereto entered into that certain Waiver and Fifth Amendment (the “Fifth Amendment”) to that certain Third Amended and Restated Revolving Credit Agreement, dated as of August 4, 2014, among the Issuer, as borrower, Wells Fargo Bank, N.A. as administrative agent, UBS Securities LLC and Barclays Bank PLC, as co-syndication agents, and a syndicate of lenders (as amended, the “Revolving Credit Agreement”). On December 29, 2016, in connection with the Fifth Amendment, Holdings contributed from cash on hand $17,000,000 pursuant to, and on the terms described in, the Equity Cure Agreement (as defined and described in Item 6), as amended by the First Amendment to Equity Cure Contribution Agreement, dated as of December 29, 2016 (as amended, the “Equity Cure Agreement”). As of December 29, 2016, the Equity Cure Agreement is terminated pursuant to the Investment Agreement (as defined below).

Item 4. Purpose of Transaction.

The second paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired 2,116,400 of the Common Units, Class B Convertible Units and Subordinated Units as part of the consideration for SXE to acquire TexStar’s Rich Gas System through the Drop-Down Contribution and to establish a structure for common ownership and control of the Common Units, Class B Convertible Units and Subordinated Units through Holdings, as a new holding company of SXE, and its general partner Holdings GP, both of which are owned by SELLC, EIG, and Aggregator. The Reporting Persons acquired an additional 4,500,000 Common Units as part of the consideration for SXE to acquire certain assets through the Holdings Drop-Down Contribution. The Reporting Persons acquired an additional 2,472,875 Class B PIK Units as distributions on the Class B Convertible Units, as described in Item 3 of this Schedule 13D. The Reporting Persons acquired an additional 8,389,188 Common Units pursuant to the Equity Cure Agreement as an equity cure, as further described in Item 3 and Item 6. The Reporting Persons acquired an additional 11,486,486 Common Units in connection with the Fifth Amendment and pursuant to the Equity Cure Agreement, as further described in Item 3 and Item 6. As a result of the relationships described in Item 2 and Item 5 of this Schedule 13D, each of the Reporting Persons may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by Borrower.

Item 4(a) of the Original Schedule 13D is hereby amended by adding the following paragraphs to the end of Item 4(a):

Pursuant to the Fifth Amendment, until such time as the Issuer’s Consolidated Total Leverage Ratio (as defined in the Fifth Amendment) is less than 5.00 to 1.00, the Issuer is restricted from making cash distributions to the unitholders.

On December 29, 2016, in connection with the execution of the Fifth Amendment, Holdings entered into (a) an Investment Agreement (the “Investment Agreement”) with the Issuer and Wells Fargo Bank, N.A., (b) a Backstop Commitment Letter (the “Backstop Agreement”) with the Issuer, Wells Fargo Bank, N.A. and the affiliated entities of EIG Global Energy Partners, LLC and Tailwater Capital LLC party thereto (each a “Sponsor” and, collectively, the “Sponsors”) and (c) a First Amendment to the Equity Cure Agreement with the Issuer.

Pursuant to entering into the Investment Agreement, the Equity Cure Agreement terminated and Holdings has agreed to contribute up to an additional $15.0 million in the aggregate to the Issuer (the “Committed Amount”) upon the earlier to occur of December 31, 2017 and notification from the Issuer of an event of default under the Revolving Credit Agreement. In exchange for the amounts contributed pursuant to the Investment Agreement upon a Partial Investment Trigger or the Full Investment Trigger (as defined in the Investment Agreement), the Issuer will issue to Holdings, at Holdings’ election, either (a) a number of Common Units at an issue price equal to either (i) if the Common Units are listed on a national stock exchange, 93% of the volume weighted average price of such Common Units for the twenty day period immediately preceding the date of the contribution or (ii) if the Common Units are not listed on a national stock exchange, the fair market value of such Common Units as reasonably agreed by the Issuer and Holdings or (b) a senior unsecured note of the Issuer in an initial face amount equal to the amount of the contribution by Holdings, as described in the Investment Agreement.

Pursuant to the Backstop Agreement, if Holdings is unable to satisfy its obligations under the Investment Agreement with cash on hand upon the occurrence of a Partial Investment Trigger or a Full Investment Trigger, the Sponsors have agreed to fund Holdings’ shortfall in providing the Committed Amount by contributing each Sponsor’s respective pro-rata portion of the shortfall to Holdings or, at the election of each Sponsor, directly to the Issuer. As consideration for any amounts contributed directly to the Issuer by a Sponsor pursuant to the Backstop Agreement, the Issuer will issue to such Sponsor the Common Units or Investment Note that would have otherwise been issued to Holdings under the Investment Agreement with respect to the amount contributed by the Sponsor.

Item 4(d) of the Original Schedule 13D is hereby amended by adding the following paragraph to the end of Item 4(d):

As of January 1, 2017, Andrew A. Cameron was elected as a director of the Board of the General Partner of the Issuer. As of January 6, 2017, the Board of the General Partner of the Issuer elected Bruce A. Williamson as its Chairman, President and Chief Executive Officer. Mr. Williamson succeeded John E. Bonn, who stepped down as President and Chief Executive Officer of the General Partner, and David W. Biegler, the former Chairman of the General Partner. Mr. Biegler is continuing as a director of the General Partner.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a and b) As of January 12, 2017, 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units are outstanding. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-

for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Reporting Persons, each of the Reporting Persons is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 55,811,662 Common Units, which constitutes approximately 71.7% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units and Subordinated Units).

Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of Class B PIK Units, in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to Unpaid Class B PIK Rights. On February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units. The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016.

Southcross Holdings GP LLC

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Southcross Holdings LP

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Southcross Holdings Intermediary LLC

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Southcross Holdings Guarantor GP LLC

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Southcross Holdings Guarantor LP

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Southcross Holdings Borrower GP LLC

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Southcross Holdings Borrower LP

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

(1)	Borrower directly owns of record all of the 26,492,074 Common Units representing limited partner interests, 17,105,875 Class B Convertible Units representing limited partner interests and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. Borrower is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Holdings, and its 0.02% general partner interest is held by Guarantor GP, which is owned of record 99% by Holdings and 1% by Southcross Intermediary LLC, which is owned 100% by Southcross Holdings LP. Southcross Holdings GP LLC is the non-economic general partner of Holdings

(2)	Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.

Pursuant to the Plan, EIG and Southcross Aggregator each own 33.33% of each of Holdings GP and Holdings and the Lenders own 33.34% of each of Holdings GP and Holdings.

EIG, together with EIG Management Company, LLC, EIG Asset Management, LLC, EIG Global Energy Partners, LLC, The R. Blair Thomas 2010 Irrevocable Trust, R. Blair Thomas, The Randall Wade 2010 Irrevocable Trust, The Kristina Wade 2010 Irrevocable Trust, and Randall S. Wade are referred to collectively in this Schedule 13D as the “EIG Parties.”

Southcross Aggregator, together with TW/LM GP Sub, LLC, Tailwater Energy Fund I LP, TW GP EF-I, LP, TW GP EF-I GP, LLC, TW GP Holdings, LLC, Tailwater Holdings, LP, Tailwater Capital LLC, Jason H. Downie and Edward Herring, are referred to collectively in this Schedule 13D as the “Tailwater Parties.”

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Reporting Persons or Controlling Persons, except as described above and in Items 3 and 4, which are incorporated by reference in this Item 5(c).

(d) To the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, the EIG Parties, the Tailwater Parties, and the Lenders (and each of their respective direct or indirect affiliates), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e) Other than Southcross Energy LLC and Charlesbank Capital Partners, LLC, as previously reported in this Schedule 13D, no other Reporting Person has ceased to the beneficial owner of more than five percent of Common Units, Class B Convertible Units or Subordinated Units.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraph after the eighth paragraph:

In connection with the Fifth Amendment and pursuant to the Equity Cure Agreement, on December 29, 2016, Holdings contributed from cash on hand $17,000,000 (the “Holdings Investment”) to the Issuer. In exchange for the Holdings Investment and pursuant to the Equity Cure Agreement, SXE issued 11,486,486 Common Units to Borrower. The number of Common Units was based on the volume weighted daily average price of a Common Unit, as reported on the New York Stock Exchange, for the 15 consecutive trading days ending on the second trading day prior to December 29, 2016, provided that such weighted daily average price would be no less than $0.89 per Common Unit and no greater than $1.48 per Common Unit.

The last two paragraphs of the Item 6 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

The descriptions of the Drop-Down Contribution Agreement, the Primary Contribution Agreement, the Partnership Agreement, the SXE GP Agreement, the Holdings GP Agreement, the Holdings LP Agreement, the Holdings Drop-Down Contribution Agreement, the Equity Cure Agreement, the Investment Agreement and the Backstop Agreement (collectively, the “Transaction Agreements”) do not purport to be complete descriptions of all of the terms and conditions of each agreement. The foregoing descriptions are qualified in their entirety by reference to the full text of the Agreements, copies of which are Exhibits 1 through 6 and Exhibit 8 through 13 hereto and incorporated by reference herein.

The Transaction Agreements are filed as exhibits to this Schedule 13D only to provide investors with information regarding the terms and conditions of the Transaction Agreements, and not to provide investors with any other factual information regarding SXE or its subsidiaries or their business or operations. SXE’s investors should not rely on the representations and warranties in the Transaction Agreements or any descriptions thereof as characterizations of the actual state of facts or condition of SXE or any of its subsidiaries. Information concerning the subject matter of the representations and warranties in the Transaction Agreements may change after the date of the Transaction Agreements, and such subsequent information may or may not be fully reflected in SXE’s public disclosures or periodic reports filed with the Securities and Commission (the “SEC”). The Transaction Agreements should not be read alone, but should instead be read in relation with the other information regarding SXE and its subsidiaries, and their businesses and operations, that is or will be contained in, or incorporated by reference into, SXE’s Forms 10-K, Forms 10-Q and other documents that SXE files with or furnishes to the SEC.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by adding the following Exhibits:

Exhibit 11.	First Amendment to Equity Cure Contribution Agreement, dated December 29, 2016, by and between Southcross Energy Partners, L.P. and Southcross Holdings LP (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K dated December 29, 2016).

Exhibit 12.	Investment Agreement, dated December 29, 2016, by and among Southcross Energy Partners, L.P., Southcross Holdings LP and Wells Fargo Bank, N.A. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated December 29, 2016).

Exhibit 13.	Backstop Commitment Letter, dated December 29, 2016, by and among Southcross Energy Partners, L.P., Southcross Holdings LP, Wells Fargo Bank, N.A. and the Sponsors party thereto (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K dated December 29, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2017

SOUTHCROSS HOLDINGS GP LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GP LLC,
Its General Partner

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS INTERMEDIARY LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR GP LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GUARANTOR GP LLC, Its General Partner

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER GP LLC, a Delaware limited liability company

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS BORROWER GP LLC, Its General Partner

By:	/s/ Bruce A. Williamson
Bruce A. Williamson
President and Chief Executive Officer

APPENDIX 1

The name, principal address and position of the executive officers and directors, as applicable, of the following entities are as follows:

Southcross Holdings GP LLC

Bruce A. Williamson	Chairman, President and Chief Executive Officer	Chairman, President, and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Randall Wade	Director	Chief Operating Officer, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Wallace C. Henderson	Director	Managing Director, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Jason Downie	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

Edward Herring	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

Mark Cox	Director	Director, Southcross Holdings GP LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Michael Reddin	Director	Director, Southcross Holdings GP LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings LP

The sole general partner of Southcross Holdings LP is Southcross Holdings GP LLC.

Southcross Holdings Intermediary LLC

Bruce A. Williamson	President and Chief Executive Officer	Chairman, President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings Guarantor GP LLC

Bruce A. Williamson	President and Chief Executive Officer	Chairman, President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings Guarantor LP

The sole general partner of Southcross Holdings Guarantor LP is Southcross Holdings Guarantor GP LLC.

Southcross Holdings Borrower GP LLC

Bruce A. Williamson	President and Chief Executive Officer	Chairman, President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings Borrower LP

The sole general partner of Southcross Holdings Borrower LP is Southcross Holdings Borrower GP LLC.